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                              August 1, 2022

       Frank Lopez-Balboa
       Executive Vice President, Chief Financial Officer
       Cumulus Media Inc.
       780 Johnson Ferry Road NE Suite 500
       Atlanta, GA 30342

                                                        Re: Cumulus Media Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Form 10-Q for the
Fiscal Quarter Ended March 31, 2022
                                                            Form 8-K filed May
4, 2022

       Dear Mr. Lopez-Balboa:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-Q for the Fiscal Quarter Ended March 31, 2022

       Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Consolidated Results of Operations, page 16

   1. We note that revenue increased by 15% for the three months ended March 31, 2022 compared with the three
months ended March 31, 2021. Please enhance your disclosure
                                                        to quantify the reasons
for the increase in revenue. For example, disclose how much of the increase is a
result of a one time fee received from the early termination of a revenue agreement. We refer to
guidance in Item 303 of Regulation S-K. Provide us with your proposed future
disclosure.
 Frank Lopez-Balboa
Cumulus Media Inc.
August 1, 2022
Page 2
Form 8-K filed May 4, 2022

Exhibit 99.2, page 3

2. Please revise your presentation to disclose and emphasize the most comparable GAAP measures for EBITDA, EBITDA growth, EBITDA Margin, and net debt with equal or greater prominence. Refer to the guidance in Item 10(e)(1)(i)(A) of Regulation S-K and
      Question 102.10 of the Compliance and Disclosure Interpretations on
Non-GAAP
      Measures. We note GAAP results should be at the forefront of your presentation and discussion. Also, include a reconciliation for EBITDA and EBITDA Margin in accordance with Item 10(e)(1)(i)(B) of Regulation S-K . Apply accordingly to your
      Exhibit 99.1.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Inessa Kessman, Senior Staff Accountant at 202-551-3371 or Robert
Littlepage, Accounting Branch Chief at 202-551-3361 if you have any questions.



                                                          Sincerely,
FirstName LastNameFrank Lopez-Balboa
                                                          Division of
Corporation Finance
Comapany NameCumulus Media Inc.
                                                          Office of Technology
August 1, 2022 Page 2
cc:       Richard Denning
FirstName LastName